Exhibit 99.1

REGULATED INFORMATION

Publication relating to transparency notifications

Mont-Saint-Guibert (Belgium), May 9, 2025, 10:30 pm CET / 4:30 pm ET – In accordance with article 14 of the Act of 2 May 2007 on the disclosure of large shareholdings, Nyxoah SA (Euronext Brussels/Nasdaq: NYXH) announces that it received a transparency notification as detailed below.

FMR LLC

On May 2, 2025, Nyxoah received a transparency notification from FMR LLC. Based on the notification, FMR LLC (together with its controlled undertakings) holds 1,111,240 voting rights, consisting of 987,776 voting rights linked to securities and 123,464 equivalent financial instruments, representing 2.97% of the total number of voting rights on April 29, 2025 (37,427,265).

The notification dated May 2, 2025 contains the following information:

•	Reason for the notification:
-	Acquisition or disposal of voting securities or voting rights
-	Downward crossing of the lowest threshold
•	Notification by: a parent undertaking or a controlling person
•	Persons subject to the notification requirement: FMR LLC (with address at The Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware, 19801, U.S.A.)
•	Date on which the threshold was crossed: April 29, 2025
•	Threshold that is crossed: 3%
•	Denominator: 37,427,265
•	Notified details:

A) Voting rights	Previous notification	After the transaction
	# of voting rights	# of voting rights		% of voting rights
Holders of voting rights		Linked to securities	Not linked to the securities	Linked to securities	Not linked to the securities
FMR LLC	0	0		0.00%
Fidelity Management & Research Company LLC	1,613,630	773,382		2.07%
FIAM LLC	258	258		0.00%
FMR Investment Management (UK) Limited		214,136		0.57%
Subtotal	1,613,888	987,776		2.64%
	TOTAL	987,776		2.64%

B) Equivalent financial instruments	After the transaction
Holders of equivalent financial instruments	Type of financial instrument	Expiration date	Exercise period or date	# of voting rights that may be acquired if the instrument is exercised	% of voting rights	Settlement
Fidelity Management & Research Company LLC	Stock Loan			123,464	0.33%	physical
	TOTAL			123,464	0.33%

	TOTAL (A & B)			# of voting rights	% of voting rights
				1,111,240	2.97%

•	Full chain of controlled undertakings through which the holding is effectively held: FIAM LLC is controlled by FIAM Holdings LLC; FMR Investment Management (UK) Limited is controlled by Fidelity Management & Research Company LLC; FIAM Holdings LLC, Fidelity Management & Research Company LLC are controlled by FMR LLC; FMR LLC is not a controlled undertaking.

•	Additional information: The holdings attributed to the entities mentioned in the above section “Notified details” arise from holdings of various undertakings for collective investment that are managed by FIAM LLC, FMR Investment Management (UK) Limited, and Fidelity Management & Research Company LLC each of which are entities that are subsidiaries of and controlled by FMR LLC. The entities mentioned in the above section “Notified details” are the discretionary investment managers and exercise the voting rights at their discretion in the absence of specific instructions.

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Contact:

Nyxoah

John Landry, CFO

IR@nyxoah.com

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